Aurios Inc.

1741 W. University Drive, Suite 146

Tempe, Arizona 85281

May 7, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Harrington

Re:	Aurios Inc.

Registration Statement on Form S-1 (File No. 333-150881)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-150881) relating to the resale of up to 200,000 shares of Common Stock, no par value, of Aurios Inc. (the “Company”), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Friday, May 8, 2009 or as soon thereafter as possible.

The Company acknowledges that:

•

Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AURIOS INC.

By	/s/ Paul Attaway
Paul Attaway
President and Chief Executive Officer